April 14, 2025

Craig Peters
Chief Executive Officer
Getty Images Holdings, Inc.
605 5th Ave S. Suite 400
Seattle, WA 98104

        Re: Getty Images Holdings, Inc.
            Registration Statement on Form S-4
            Filed March 31, 2025
            File No. 333-286241
Dear Craig Peters:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Todd Freed